SRM ENTERTAINMENT, INC.

941 W. Morse Blvd. Suite 100

Winter Park, FL 32789

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	SRM Entertainment, Inc.
Registration Statement on Form S-3, File No. 333-287630

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 13, 2025, in which SRM Entertainment, Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 for 5:00 p.m. Eastern Time on June 13, 2025, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP, at (732) 395-4416, with any questions you may have regarding this request.

Sincerely yours,

SRM ENTERTAINMENT, INC.

/s/ Richard Miller
Richard Miller
Chief Executive Officer